Product supplement no. 67-1
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated February 2, 2007
Rule 424(b)(2)



JPMorgan Chase & Co.
Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund

General

- JPMorgan Chase & Co. may offer and sell auto callable knock-out notes linked to the iShares® MSCI Emerging Markets Index Fund, which we refer to as the Index Fund, from time to time. This product supplement no. 67-1 describes terms that will apply generally to the auto callable knock-out notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.

- The notes are the senior unsecured obligations of JPMorgan Chase & Co.

- Payment will be based on the performance of the Index Fund during the term of the notes as described below.

- The notes may pay coupons prior to maturity or an automatic call, as specified in the relevant terms supplement.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-26.

- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- Investing in the notes is not equivalent to investing in the Index Fund or the MSCI Emerging Markets Index, which we refer to as the Underlying Index, or any of the equity securities included in the Underlying Index.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index Fund:	iShares® MSCI Emerging Markets Index Fund
Underlying Index:	MSCI Emerging Markets Index
Knock-Out Event/ Automatic Call:	For notes with continuous share monitoring, if at any time during the Monitoring Period the price of one share of the Index Fund quoted on the Relevant Exchange exceeds the Knock-Out Level, a Knock-Out Event will have occurred and the notes will be automatically called for a cash payment of principal plus the Additional Amount payable on the fifth business day after the trading day upon which the Knock-Out Event occurred.

For notes with daily share monitoring, if on any trading day during the Monitoring Period the closing price of one share of the Index Fund exceeds the Knock-Out Level, a Knock-Out Event will have occurred and the notes will be automatically called for a cash payment of principal plus the Additional Amount payable on the fifth business day after the trading day upon which the Knock-Out Event occurred.

The relevant terms supplement will specify whether continuous or daily share monitoring is applicable to the notes or, alternatively, may specify another method for share monitoring. For example, the relevant terms supplement may specify weekly share monitoring for purposes of determining whether a Knock-Out Event has occurred.

(continued on next page)

Investing in the Auto Callable Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 67-1, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 2, 2007

Key Terms (continued)

Knock-Out Level:	As specified in the relevant terms supplement.
Monitoring Period:	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Final Valuation Date or the final Averaging Date.
Payment at Maturity:	If the notes are not automatically called and unless otherwise specified in the relevant terms supplement, (1) if the Final Share Price is equal to, or greater than, the Initial Share Price, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable); or (2) if the Final Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the price of the shares of the Index Fund declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Share Return) ***You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.***
Additional Amount :	The Additional Amount per $1,000 principal amount note paid at maturity if the Final Share Price is equal to, or greater than, the Initial Share Price or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, will equal, unless otherwise specified in the relevant terms supplement: (1) at maturity if the notes are not automatically called, $1,000 x the Share Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable); or (2) upon an automatic call upon the occurrence of a Knock-Out Event, $1,000 x the Knock-Out Rate.
Share Return:	Unless otherwise specified in the relevant terms supplement: $\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, or such other date or dates as specified in the applicable terms supplement; *provided* that for purposes of determining whether a Knock-Out Event has occurred, the Initial Share Price shall equal the closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Averaging Dates, or such other date or dates as specified in the relevant terms supplement, times the Share Adjustment Factor.
Share Adjustment Factor:	Unless otherwise specified in the terms supplement, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Valuation Date(s):	The Final Share Price will be calculated on a single date, which we refer to as the Final Valuation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Participation Rate:	If a Knock-Out Event has not occurred, the Participation Rate will equal a percentage specified in the applicable terms supplement.
Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.
Knock-Out Rate:	As specified in the relevant terms supplement.
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Coupon Payments:	In each case if applicable, Coupon Rate, Coupon Period, Coupon Determination Dates and/or Coupon Payment Date(s) will be set forth in the relevant terms supplement.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 67-1 and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 67-1 and with respect to JPMorgan Chase & Co. This product supplement no. 67-1, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 67-1 and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 67-1 are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 67-1 and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 67-1 and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 67-1 nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 67-1 nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 67-1 and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 67-1 and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 67-1 or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 67-1 and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 67-1 nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 67-1, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 67-1 have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Fund Index.

General

The Auto Callable Knock-Out Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the iShares® MSCI Emerging Markets Index Fund. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay coupons.

Your return on the notes will be linked to the performance of the Index Fund. Unless the notes are automatically called upon the occurrence of a Knock-Out Event, at maturity you may receive a payment in cash, the amount of which will vary depending on the performance of the Index Fund over the term of the notes, calculated in accordance with the applicable formula as set out under "Payment at Maturity." If the notes are automatically called upon the occurrence of a Knock-Out Event, you will receive in cash the principal amount plus the Additional Amount, and, if specified in the relevant terms supplement, accrued and unpaid coupons, as set out under "Automatic Call."

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 67-1. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Automatic Call

For notes with continuous share monitoring, if at any time during the Monitoring Period the price of one share of the Index Fund quoted on the Relevant Exchange exceeds the Knock-Out Level, a Knock-Out Event will have occurred and the notes will be automatically called for a cash payment of principal plus the Additional Amount.

For notes with daily share monitoring, if on any trading day during the Monitoring Period the closing price of one share of the Index Fund exceeds the Knock-Out Level, a Knock-Out Event will have occurred and the notes will be automatically called for a cash payment of principal plus the Additional Amount.

The relevant terms supplement will specify whether continuous or daily share monitoring is applicable to the notes or, alternatively, may specify another method for share monitoring. For example, the relevant terms supplement may specify weekly share monitoring for purposes of determining whether a Knock-Out Event has occurred.

Upon the occurrence of a Knock-Out Event, the notes will be automatically called, the Additional Amount will equal $1,000 times the Knock-Out Rate, and we will redeem each note and pay the principal amount plus the Additional Amount, and if specified in the relevant terms supplement, accrued and unpaid coupons, on the fifth business day after the trading day upon which the Knock-Out Event occurred.

The "Monitoring Period" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from the pricing date to and including the Final Valuation Date or the final Averaging Date.

The "price" of one share of the Index Fund (or any successor index fund (as defined under "General Terms of Notes — Alternate Calculation of Price and Closing Price")) or one unit of any other security for which a price must be determined) on any trading day (as defined below) means:

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the highest intraday bid price on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if the Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the "OTC Bulletin Board"), the highest reported bid price reported on the OTC Bulletin Board on such day;

- if the Index Fund (or any such successor index fund) is de-listed, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of price described under "General Terms of Notes — Alternate Calculation of Price and Closing Price"; or

- if a bid price is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Alternate Calculation of Price and Closing Price." The term OTC Bulletin Board will include any successor service thereto.

A "trading day" is, unless otherwise specified in the applicable terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange ("NYSE"), the AMEX, the NASDAQ, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

"Relevant Exchange" means the primary exchange or market of trading for the shares of the Index Fund (or any successor index fund) or any security (or any combination thereof) then included in the Underlying Index (or any underlying index related to the successor index fund).

The "Knock-Out Level" will be a percentage of the Initial Share Price as specified in the relevant terms supplement.

The "closing price" of one share of the Index Fund (or any such successor index fund or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way, of the principal trading session on such day on the principal United States securities exchange registered under the Exchange Act, on which the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on any national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board operated by the NASD on such day;

- if the Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on such day; or

- if the Index Fund (or any such successor index fund) is de-listed, liquidated or otherwise terminated, the closing price calculated pursuant to the alternative methods of calculation of price described under "General Terms of Notes — Alternate Calculation of Price and Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported sale price for the Index Fund (or any such successor index fund or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Alternate Calculation of Price and Closing Price." The term OTC Bulletin Board will include any successor service thereto.

The "Knock-Out Rate" will be a percentage as specified in the relevant terms supplement.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day, or if the final Valuation Date is postponed as described below.

At maturity, if the notes are not automatically called and unless otherwise specified in the applicable terms supplement:

(1) if the Final Share Price is equal to, or greater than, the Initial Share Price, you will receive a cash payment of principal plus the Additional Amount, which will equal $1,000 times the Share Return times the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable); or

(2) if the Final Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price declines from the Initial Share Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.

We will specify, in each case if applicable, the Participation Rate, the Minimum Return and the applicable terms of any such payment terms in the relevant terms supplement.

If a Knock-Out Event has not occurred, the "Participation Rate" will equal a percentage specified in the applicable terms supplement.

The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

Unless otherwise specified in the applicable terms supplement, the "Share Return," as calculated by the calculation agent, is the percentage change in the closing price of one share of the Index Fund calculated by comparing the closing price of one share of the Index Fund on the Final Valuation Date, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Averaging Dates, or such other date or dates as specified in the applicable terms supplement (the "Final Share Price"), times the Share Adjustment Factor, to the closing price of one share of the Index Fund on the pricing date, or such other date or dates as specified in the applicable terms supplement (the "Initial Share Price"); *provided* that for purposes of determining whether a Knock-Out Event has occurred, the Initial Share Price shall equal the closing price of one share of the Index Fund on the pricing date, or such other date or dates as specified in the applicable terms supplement, divided by the Share Adjustment Factor. The relevant terms supplement will specify the Initial Share Price and the manner in which the Final Share Price is determined. The Share Return, unless otherwise specified in the applicable terms supplement, is calculated as follows:

$$\text{Share Return} = \frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Unless otherwise specified in the terms supplement, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

The Valuation Date(s) will be a single date, which we refer to as the Final Valuation Date, or several dates, each of which we refer to as an Averaging Date. The Valuation Date(s) will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; *provided* that the Final Share Price will not be determined on a date later than the tenth scheduled trading day after the final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the Final Share Price shall be deemed to be the closing price of one share of the Index Fund last in effect prior to the commencement of the market disruption event (or prior to the non-trading day).

The maturity date will be specified in the applicable terms supplement. If the scheduled maturity date (as specified in the applicable terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Valuation Date, as postponed, unless otherwise specified in the applicable terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

Coupon Payments

If the relevant terms supplement specifies that the notes will bear coupons, the notes will bear coupons at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, coupons will accrue from the issuance date of the notes to, but excluding, the maturity date. Coupons will be paid in arrears on each date specified in the relevant terms supplement (each such date a "Coupon Payment Date") to, but excluding, the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Coupon Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Coupons on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of coupons or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional coupons will accrue as a result of the delayed payment, and the next coupon payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of coupons due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional coupons will accrue or be payable as a result of the delayed payment.

Other Terms

We will irrevocably deposit with The Depository Trust Company ("DTC") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity or upon automatic call and on the Coupon Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market or by private agreement.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay coupons and do not guarantee any return of principal. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component stocks of the Underlying Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes differ from conventional debt securities.

The terms of the notes differ from those of conventional debt securities in that we may not pay coupons on the notes or, if we do pay coupons, a significant portion of your total payment at maturity, if any, or upon an automatic call upon the occurrence of a Knock-Out Event will be based on the performance of the Index Fund rather than the coupons we will pay you.

Unless otherwise specified in the relevant terms supplement, if the price or closing price, as applicable, of one share of the Index Fund during the Monitoring Period exceeds the Knock-Out Level, the notes will be automatically called and for each $1,000 principal amount note you will receive $1,000, plus the Additional Amount, and if specified in the relevant terms supplement, accrued and unpaid coupons. Unless otherwise specified in the relevant terms supplement, the amount payable at maturity, if any, if a Knock-Out Event does not occur, will be linked to the performance of the Index Fund. Therefore, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security. The payment upon automatic call, if applicable, or at maturity, if any, may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes do not guarantee the return of your investment.

The notes may not return any of your investment. The amount payable at maturity, if any, will be determined pursuant to the terms described in this product supplement no. 67-1 and the applicable terms supplement. You will lose some or all of your investment at maturity if the Final Share Price declines from the Initial Share Price and a Knock-Out Event does not occur.

The appreciation potential of the notes, if a Knock-Out Event occurs, will be limited to the Knock-Out Level, and the notes are subject to an automatic early call.

The appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. Once the price or closing price, as applicable, of one share of the Index Fund exceeds the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate. If a Knock-Out Event occurs, the return on the notes will equal the Knock-Out Rate multiplied by the principal amount of the notes and will not be determined by reference to the Share Return. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Index Fund, the equity securities included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market. Under these circumstances, your return will not reflect any potential increase in the Final Share Price, as compared to the Initial Share Price, greater than the Knock-Out Rate. In addition, the automatic call feature of the notes may shorten the term of your investment.

The Final Share Price may be less than the closing price of one share of the Index Fund at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of one share of the Index Fund on one or more Valuation Dates during the term of the notes, the closing price of one share of the Index Fund at the maturity date or at other times during the term of the notes, including dates near the Valuation Date(s), could be higher than the Final Share Price. This difference could be particularly large if there is a significant increase in the closing price of one share of the Index Fund after the Valuation Date(s) or, if there is a significant decrease in the closing price of one share of the Index Fund around the time of the Valuation Date(s) or if there is significant volatility in the closing price of one share of the Index Fund during the term of the notes (especially on dates near the Valuation Date(s)). For example, when the Valuation Date of the notes is near the end of the term of the notes, then if the closing price of one share of the Index Fund increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Share Price, the Final Share Price may be significantly less than if it were calculated on a date earlier than the Valuation Date. Under these circumstances, you may receive a lower payment at maturity, if the notes are not automatically called, than you would have received if you had invested in the Index Fund, the equity securities included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market.

If the applicable Participation Rate is less than 100%, the Additional Amount may be limited by such Participation Rate.

If the applicable Participation Rate is less than 100% and the Final Share Price exceeds the Initial Share Price, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the closing price of one share of the Index Fund above the Initial Share Price. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index Fund.

Your return on the notes will not reflect dividends on the equity securities held by the Index Fund.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities held by the Index Fund and received the dividends paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity, if the notes are not automatically called, by reference to the Final Share Price. The Final Share Price reflects the prices of the equity securities held by the Index Fund without taking into consideration the value of dividends paid on those equity securities.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the price of one share of the Index Fund has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity or upon an automatic call upon the occurrence of a Knock-Out Event will be based on the principal amount of your notes as described in the applicable terms supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the shares of the Index Fund will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the prices of the shares of the Index Fund. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index Fund;

- the dividend rate on the equity securities held by the Index Fund (while not paid to holders of the notes, dividend payments on the equity securities held by the Index Fund may influence the market price of the shares of the Index Fund and the market value of options on the Index Fund and therefore affect the value of the notes);

- economic, financial, political, regulatory or judicial events that affect the equity securities held by the Index Fund or stock markets generally;

- the time to maturity of the notes;

- interest and yield rates in the market;

- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund are denominated;

- the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and

- our creditworthiness, including actual and anticipated downgrades in our credit rating.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity or an automatic call upon the occurrence of a Knock-Out Event, if applicable. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if the trading price of the Index Fund is at, below, or not sufficiently above the Initial Share Price.

You cannot predict the future performance of the Index Fund based on its historical performance. There can be no assurance that the price of the shares of the Index Fund will not decrease so that at maturity, you do not lose some or all of your investment. Nor can there be any assurance that the price or closing price, as applicable, of the shares of the Index Fund will not increase beyond the specified percentage of the Initial Share Price and thereby trigger a Knock-Out Event, in which case your return will be limited to the Knock-Out Rate.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments". The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

The notes are subject to currency exchange risk.

Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. An investor's net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the amount we pay in respect of the notes on the maturity date, if any, may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance. See also "The MSCI Emerging Markets Index — The Underlying Index is Subject to Currency Exchange Risk."

Changes in the volatility of exchange rates, and the correlation between those rates and the net asset value of the Index Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies – the particular currency in which an equity security held by the Index Fund is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security held by the Index Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency upon which an equity security held by the Index Fund is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated refer to the size and frequency of that exchange rate.

Because the net asset value of the Index Fund is calculated, in part, by converting the closing prices of the equity securities held by the Index Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated and the net asset value of the Index Fund refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of the Index Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund are denominated and the percentage changes in the net asset value of the Index Fund could affect the value of the notes.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The underlying stocks that constitute the Index Fund have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities market in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from economies in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

There are risks associated with the Index Fund.

The Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the American Stock Exchange ("AMEX") and a number of similar products have been traded on the AMEX for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market.

In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund's investment advisor. The Index Fund is subject to management risk, which is the risk that the BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

While the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the Index Fund's assets in other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. In addition, the Index Fund may invest in a representative sample of equity securities included in the Underlying Index and not hold all or substantially all of the equity securities included in the Underlying Index. Moreover, the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. Finally, because the shares of the Index

Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund.

For all of the foregoing reasons, the performance of the Index Fund may not correlate perfectly with the performance of the Underlying Index. Because of this imperfect correlation, the return on the notes will not be the same as an investment directly in the Index Fund or in the Underlying Index or in the equity securities included in the Underlying Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

The policies of BGFA for the Index Fund and changes that affect the Underlying Index could affect the value of the notes and the amount payable on the notes.

The policies of BGFA concerning the calculation of the Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the Index Fund and manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of the shares of the Index Fund and, therefore, affect whether a Knock-Out Event has occurred or the amount payable on the notes at maturity, if any, and the value of the notes before maturity or automatic call, if applicable. The amount payable on the notes and its value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the Index Fund's net asset value, or if BGFA discontinues or suspends calculation or publication of the Index Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, Morgan Stanley Capital International ("MSCI") owns the Underlying Index and is responsible for the design and maintenance of the Underlying Index. The policies of MSCI concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the level of the Underlying Index and consequently could affect the market prices of the shares of the Index Fund and, therefore, affect whether a Knock-Out Event has occurred or the amount payable on the notes at maturity, if any, and the value of the note before maturity or automatic call, if applicable.

We are not affiliated with any of the issuers of the equity securities held by the Index Fund or included in the Underlying Index.

We are not affiliated with any of the equity securities held by the Index Fund. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the Index Fund or your notes. None of the money you pay us will go to BGFA or any of the issuers of the equity securities held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

You will have no shareholder rights in issuers of equity securities held by the Index Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours trade the equity securities held by the Index Fund and included in the Underlying Index and other financial instruments related to the Index Fund, the Underlying Index and the equity securities included in the Underlying Index on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Index Fund or the Underlying Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interest with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the performance of the Index Fund or the level of the Underlying Index and, accordingly, could affect the value of the notes and the amount payable to you at maturity, if any, if the notes are not automatically called.

We or our affiliates may currently or from time to time engage in business with companies whose equity securities are held by the Index Fund or included in the Underlying Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose equity securities are held by the Index Fund. Any prospective purchaser of notes should undertake an independent investigation of each company whose equity securities are included in the Index Fund as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to our business with companies whose equity securities are held by the Index Fund or included in the Underlying Index or future price movements of the Underlying Index.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the shares of the Index Fund or the level of the Underlying Index or the price of the equity securities included in the Underlying Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price; the price of the shares of the Index Fund quoted on the Relevant Exchange or the closing price of the shares of the Index Fund on the Relevant Exchange, as applicable, in each case during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred; the Share Adjustment Factor and anti-dilution adjustments, if any; the Final Share Price; the Share Return; if applicable, the Additional Amount that we will pay you at maturity or upon an automatic call; whether a Knock-Out Event has occurred; and, if the notes bear coupons, the amount of coupons payable, if any, on any Coupon Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred; which exchange traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect; whether the Index fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable) does not, in the opinion of the calculation agent, fairly represent the price of the Index Fund (or successor index fund, if applicable) had those modifications not been made; and, if the notes bear coupons, whether a day is an Coupon Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the price of one share of the Index Fund or the Share Return on any Valuation Date and calculating the payment at maturity, if any, that we are required to pay you if a Knock-Out Event does not occur and the notes are not automatically called. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Valuation Dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are uncertain.

Investors should consider the tax consequences of investing in the notes. No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. We are not requesting any ruling from the Internal Revenue Service with respect to the notes and cannot assure you that the Internal Revenue Service will agree with the treatment described in this document. The Internal Revenue Service could assert other characterizations that could affect the timing, amount and character of income or deductions. We intend to treat, and by purchasing a note, for all tax purposes you agree to treat, the notes as cash-settled financial contracts giving rise to capital gain or loss, rather than as debt instruments. We intend to report any coupon payments as ordinary income to you, but you should consult your own tax advisor concerning the alternative characterizations. See "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 67-1.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index Fund, the Underlying Index, the equity securities included in the Underlying Index, or instruments whose value is derived from the Index Fund, the Underlying Index or the equity securities included in the Underlying Index. While we cannot predict an outcome, such hedging activity could potentially increase the price of the shares of the Index Fund as well as the Initial Share Price, and, therefore, effectively establish a higher price per share that the Index Fund must achieve for you to receive at maturity of the notes, if they are not automatically called, a return on your investment or to avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Index Fund, the Underlying Index or the equity securities included in the Underlying Index, or instruments whose value is derived from the Index Fund, the Underlying Index or the equity securities included in the Underlying Index. Although we have no reason to believe that any of these activities will have a material impact on the price of the shares of the Index Fund or the value of the notes, we cannot assure you that these activities will not have such an effect. See "Risk Factors — We or our affiliates may have adverse economic interests to the holders of the notes."

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

ISHARES® MSCI EMERGING MARKETS INDEX FUND

We have derived all information contained in this product supplement no. 67-1 regarding iShares® MSCI Emerging Markets Index Fund (the "Index Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares®"), Barclays Global Investors, N.A. ("BGI"), and Barclays Global Fund Advisors ("BGFA"). The Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the Index Fund. The Index Fund is an exchange traded fund ("ETF") that trades on the AMEX under the ticker symbol "EEM." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the Index Fund and the risk factors attributable to the Index Fund, please see the Prospectus, dated January 1, 2007, filed with the SEC. In addition, information about iShares and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the Underlying Index. The Index Fund holds equity securities traded primarily in the global emerging markets. The Underlying Index was developed by Morgan Stanley Capital International Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

As of September 30, 2006, the Index Fund holdings by country consisted of the following 22 countries: Argentina, Brazil, Chile, China, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and United States. In addition, as of such date, the Index Fund's three largest equity securities were Samsung Electronics Co., Ltd., OAO Gazprom and Taiwan Semiconductors Manufacturing Co. Ltd., its three largest sectors were energy, banks and semiconductors and semiconductor equipment and its three largest holdings by country were South Korea, Taiwan and Brazil, in each case respectively.

The Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the Underlying Index. In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the Index Fund may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. BGFA will not charge portfolio management fees on that portion of the Index Fund's assets invested in shares of other iShares funds.

Representative Sampling

The Index Fund pursues a "representative sampling" strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The Index Fund invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The Index Fund will not concentrate its investments (*i.e.*, hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Index Fund will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of September 30, 2006, 99.80% of the Index Fund's holdings consisted of equity securities, 0.05% consisted of cash and 0.15% was in other assets, including dividends booked but not yet received. The following tables summarize the Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of September 30, 2006

Company	Percentage of Total Holdings
Samsung Electronics Co., Ltd.	5.74%
OAO Gazprom	5.07%
Taiwan Semiconductor Manufacturing Co., Ltd.	3.65%
Kookmin Bank	3.06%
POSCO	2.73%
LUKOIL	2.22%
United Microelectronics Corp.	2.07%
Korea Electric Power Corp.	1.97%
China Mobile Hong Kong, Ltd.	1.77%
Chunghwa Telecom Co., Ltd.	1.71%

Top holdings by sector as of September 30, 2006

Sector	Percentage of Total Holdings
Energy	17.68%
Banks	15.21%
Semiconductors & Semiconductor Equipment	13.14%
Materials	12.75%
Telecommunication Services	12.50%
Utilities	4.74%
Software & Services	2.84%
Technology Hardware & Equipment	2.66%
Pharmaceuticals Biotechnology & Life Sciences	2.29%
Capital Goods	2.04%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

Historical Performance of the Index Fund

We will provide historical price information with respect to the shares of the Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical Returns on Your Notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your notes based on a range of hypothetical Final Share Prices, as compared to the Initial Share Price, and various key assumptions shown in the relevant terms supplement, in each case assuming the notes are held from the issuance date to maturity, or until they are automatically called upon the occurrence of a Knock-Out Event, if applicable.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market prices of the shares of the Index Fund on the scheduled Valuation Date(s) could have on the hypothetical returns on your notes, if held to maturity or until they are automatically called upon the occurrence of a Knock-Out Event, if applicable, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on Final Share Prices that may vary and on assumptions that may prove to be erroneous.

The return on your notes may bear little relation to, and may be such less than, the return that you might achieve were you to invest in the shares of the Index Fund directly. Among other things, the return on the shares of the Index Fund could include substantial dividend payments, which you will not receive as an investor in your notes, and an investment in the shares of the Index Fund is likely to have tax consequences that are different from an investment in your notes.

We describe various risk factors that may affect the value of your notes, and the unpredictable nature of that value, under "Risk Factors" above.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE MSCI EMERGING MARKETS INDEX

We have derived all information contained in this product supplement no. 67-1 regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The Underlying Index is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index.

The Underlying Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

Underlying Index Calculation

The performance of the Underlying Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country Indices"). The Underlying Index has a base date of December 31, 1987. As of September 30, 2006, the Underlying Index consisted of the following 25 component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

The Underlying Index is Subject to Currency Exchange Risk

Because the closing prices of the component securities are converted into U.S. dollars for purposes of calculating the level of the Underlying Index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component securities trade will result in an increase in the level of the Underlying Index. Conversely, if the U.S. dollar strengthens against such currencies, the level of the Underlying Index will be adversely affected and may reduce or eliminate the amount payable on the notes at maturity, if any. Fluctuations in currency exchange rates can have a continuing impact on the level of the Underlying Index, and any negative currency impact on the Underlying Index may significantly decrease the value of the notes. The return on an index composed of the component securities where the closing price is not converted into U.S. dollars can be significantly different from the return on the Underlying Index, which is converted into U.S. dollars.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Underlying Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Underlying Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the Underlying Index, which index is determined, composed and calculated by MSCI without regard to the issuer of these notes. MSCI has no obligation to take the needs of the issuer of these notes or the owners of these notes into consideration in determining, composing or calculating the Underlying Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. ("MSCI"), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JPMORGAN CHASE & CO. (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM

ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price; the price of the shares of the Index Fund quoted on the Relevant Exchange or the closing price of the shares of the Index Fund on the Relevant Exchange, as applicable, in each case during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred; the Share Adjustment Factor and anti-dilution adjustments, if any; the Final Share Price; the Share Return; if applicable, the Additional Amount (which may be zero) that we will pay you at maturity or upon an automatic call; whether a Knock-Out Event has occurred; and, if the notes bear coupons, the amount of coupons payable, if any, on any Coupon Payment Date. In addition, the calculation agent will determine whether there has been a market disruption event; which exchange traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect; whether the Index fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable) does not, in the opinion of the calculation agent, fairly represent the price of the Index Fund (or successor index fund, if applicable) had those modifications not been made; and, if the notes bear coupons, whether a day is a Coupon Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, if any, or upon automatic call, if applicable, and each Coupon Payment Date, if applicable, on or prior to 11:00 a.m. on the business day preceding the maturity date or redemption date, if applicable, and each Coupon Payment Date, if applicable.

All calculations with respect to the Initial Share Price, the price of the shares of the Index Fund quoted on the Relevant Exchange or the closing price of the shares of the Index Fund on the Relevant Exchange, as applicable, the Final Share Price, or the Share Return will be rounded to the nearest one ten-thousandth, with five one hundred-thousandth rounded upward (*e.g.*, .87645 would be rounded to .8765); all dollar amounts related to determination of the Additional Amount payable at maturity or upon an automatic call, if applicable, per $1,000 principal amount note, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid, if any, on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing price of a share of the Index Fund on any Valuation Date and consequently the Share Return and, if applicable, the Additional Amount (which may be zero) that we will pay you at maturity if the notes are not automatically called. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as "market disruption event".

With respect to the Index Fund (or any successor index fund or other security for which a closing price must be determined), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

(1)(A) the occurrence or existence of a suspension, absence or material limitation of trading of the shares of the Index Fund (or such successor index fund or such other security) on the primary market for such shares (or such successor index fund or such other security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

(B) a breakdown or failure in the price and trade reporting systems of the primary market for the shares of the Index Fund (or such successor index fund or such other security) as a result of which the reported trading prices for such shares (or such successor index fund or such other security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

(C) the occurrence or existence of a suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the shares of the Index Fund (or such successor index fund or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market,

in each case, as determined by the calculation agent in its sole discretion; or

(2) the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20 percent or more of the level of the Underlying Index (or the underlying index related to the successor index fund) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange, in each case as determined by the calculation agent in its sole discretion; or

(3) the occurrence or existence of a suspension, absence or material limitation of trading on any major U.S. securities market for trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or shares of the Index Fund (or such successor index fund or such other security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

in each case, a determination by the calculation agent in its sole discretion that any event described in clauses (1), (2) and (3) materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Underlying Index (or the underlying index related to the successor index fund) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index (or the underlying index related to the successor index fund) shall be based on a comparison of (x) the portion of the level of the Underlying Index (or the underlying index related to the successor index fund) attributable to that security relative to (y) the overall level of the Underlying Index (or the underlying index related to the successor index fund), in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred:

(1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

(2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

(3) limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(4) a suspension of trading in futures or options contracts on the Underlying Index or shares of the Index Fund (or such successor index fund or such other security) by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or the shares of the Index Fund (or such successor index fund or such other security); and

(5) a suspension, absence or material limitation of trading on any Relevant Exchange or on the primary market on which futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or the shares of the Index Fund (or such successor index fund or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

Share Splits and Reverse Share Splits

If the shares of the Index Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares which a holder of one share of the Index Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediate following the applicable effective date.

Share Dividends or Distributions

If the Index Fund is subject to a (i) share dividend, *i.e.*, an issuance of additional shares of the Index Fund that is given ratably to all or substantially all holders of shares of the Index Fund or (ii) distribution of shares of the Index Fund as a result of the triggering of any provision of the corporate charter of the Index Fund, then, once the dividend or distribution has become effective and the shares of the Index Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Index Fund.

Non-cash Distributions

If the Index Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of the Index Fund to all or substantially all holders of shares of the Index Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Index Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Index Fund means the arithmetic average of the closing prices of one share of the Index Fund for the ten trading days prior to the trading day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

The "ex-dividend date" shall mean the first trading day on which transactions in the shares of the Index Fund trade on the Relevant Exchange without the right to receive that dividend or distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Cash Dividends or Distributions

If the issuer of any shares of the Index Fund pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the Index Fund during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of the Index Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the Index Fund distributes to holders of shares of the Index Fund in excess of the Dividend Threshold.

"Dividend Threshold" shall mean the amount of any cash dividend or cash distribution distributed per share of the Index Fund that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of the Index Fund by more than 10% of the closing price of the Index Fund on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor upon written request by any investor in the notes.

Alternate Calculation of Price and Closing Price

If the Index Fund (or a successor index fund (as defined herein) is de-listed from the AMEX (or any other Relevant Exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such successor index fund) (such index fund being referred to herein as a "successor index fund"). If the Index Fund (or a successor index fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate price or closing price, as applicable, of the shares of the Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor index fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index

Fund, that successor index fund or price or closing price, as applicable will be substituted for the Index Fund (or such successor index fund) for all purposes of the notes.

If at any time:

- the Underlying Index (or the underlying index related to a successor index fund) is changed in a material respect, or

- the Index Fund (or a successor index fund) in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Index Fund (or such successor index fund) had those changes or modifications not been made,

then, from and after that time, the calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price or closing price, as applicable, of an exchange traded fund comparable to the Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the price or closing price with reference to the Index Fund (or such successor index fund), as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the price or closing price, as applicable, of the shares of the Index Fund (or any successor index fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the price or closing price, as applicable, of the shares of the Index Fund (or such successor index fund) upon written request by any investor in the notes.

Events of Default; Alternate Additional Amount Calculation in Case of an Event of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the heading "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Valuation Date. If the notes have more than one Valuation Date, then for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any coupons will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Coupon Payment Date for which coupons was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York ("BONY") in The City of New York.

BONY or one of its affiliates will act as registrar and transfer agent for the notes. BONY will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of BONY, but upon payment (with the giving of such indemnity as BONY may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of notes as of the date of this product supplement no. 67-1. If any information in the accompanying prospectus supplement or prospectus is inconsistent with this product supplement no. 67-1, you should rely on the information in this product supplement no. 67-1. If any information in the relevant terms supplement is inconsistent with this product supplement no. 67-1, you should rely on the information in the relevant terms supplement. The relevant terms supplement may also add, update or change information contained in this product supplement no. 67-1.

Except where noted, this summary deals only with a note held as a capital asset by a United States holder who purchases the note on original issue at its initial offering price and it does not deal with special situations. For example, except where noted, this summary does not address:

- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, pass-through entities, tax-exempt entities or insurance companies;

- tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

- tax consequences to holders of notes whose "functional currency" is not the U.S. dollar;

- alternative minimum tax consequences, if any; or

- any state, local or foreign tax consequences.

If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this product supplement no. 67-1. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

The United States federal income tax treatment of securities such as the notes is not clear. If you are considering the purchase of notes, you should consult your own tax advisors concerning the federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

United States holders

The following discussion will apply to you if you are a United States holder of notes.

For purposes of this discussion, a United States holder is a beneficial owner of a note that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;

- a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

- an estate the income of which is subject to United States federal income taxation regardless of its source; or

- a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

A non-United States holder is a beneficial owner (other than a partnership) of notes that is not a United States holder.

General

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the treatment described herein. We intend to treat and by purchasing a note, for all tax purposes you agree to treat the notes as cash-settled financial contracts giving rise to capital gain or loss, rather than as debt instruments. Except where noted, the remainder of this discussion assumes that this treatment is correct, although no assurance is given in this regard.

Coupon payments

There is no direct authority addressing the treatment of the coupon payments under current law, and such treatment is unclear. Such coupon payments will not constitute interest income for United States federal income tax purposes, but may in whole or in part constitute other periodic income payments to you when received or accrued, in accordance with your method of tax accounting. To the extent we are required to file information returns with respect to the coupon payments, we intend to report such payments as taxable income to you. You should consult your own tax advisor concerning the treatment of the coupon payments, including the possibility that any such payment may be treated in whole or in part for United States federal income tax purposes as interest, a payment analogous to an option premium, a purchase price adjustment or rebate rather than being includible in income as other periodic income on a current basis. The treatment of the coupon payments could affect your tax basis in the notes or your amount realized upon the sale or disposition of the notes or upon settlement or maturity of the notes. See "— Sale, exchange or other disposition or cash settlement upon maturity."

Sale, exchange or other disposition, or cash settlement upon maturity

Upon a sale, exchange or other disposition, or payment upon cash settlement at maturity of a note, you will recognize gain or loss equal to the difference between the amount of cash received and your basis in the note. The gain or loss will be treated as capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Your basis in the note will generally equal your cost of such note. Coupon payments, if any, received by you but not includible in your income should reduce your tax basis in the note. See "— Coupon payments."

Alternative characterizations

There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the notes, and it is possible that the Internal Revenue Service could assert another treatment and a court could agree with such assertion. For instance, it is possible that the Internal Revenue Service could seek to apply the regulations governing contingent payment debt obligations, in particular because the notes in form are debt instruments. Those regulations would require you to accrue interest income at a market rate, notwithstanding the coupon payments actually made, and generally would characterize gain or, to some extent, loss as ordinary rather than capital. The Internal Revenue Service could also assert other characterizations that could affect the timing, amount and character of income or deductions.

Non-United States holders

The following discussion is a summary of the material United States federal tax consequences that will apply to you if you are a non-United States holder of notes.

Special rules may apply to you if you are a controlled foreign corporation, passive foreign investment company, a corporation that accumulates earnings to avoid United States federal income tax, or an individual who is a United States expatriate and therefore subject to special treatment under the Code. Also, as discussed above, alternative characterizations of a note for United States federal income tax purposes are possible, which could result in the imposition of United States federal income or withholding tax on the sale, exchange, other disposition or payment of a note. You should consult your own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to you.

United States federal withholding tax

We will generally withhold tax at a 30% rate on coupon payments paid on the notes unless such rate is reduced or eliminated by an "other income" or similar provision of an applicable United States income tax treaty, provided the relevant certification requirements are satisfied. However, coupon payments that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to your United States permanent establishment, are not subject to the withholding tax, provided the relevant certification requirements are satisfied, but instead are subject to United States federal income tax, as described below.

Based on the treatment of the notes described above, you should not be subject to United States federal withholding tax for payments on any sale, exchange or other disposition or on payments (other than coupon payments) received at maturity in respect of the notes.

United States federal income tax

Based on the treatment of the notes described above, any gain or income realized upon the sale, exchange or other disposition or on payments received at maturity in respect of a note generally will not be subject to United States federal income tax unless (i) the gain or income is effectively connected with a trade or business in the United States of a non-United States holder or (ii) in the case of a non-United States holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition or on payments received at maturity in respect of a note, and certain other conditions are met.

United States federal estate tax

If you are an individual non-United States holder of notes, notes held by you at the time of death may be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

If you are a United States holder of notes, information reporting requirements will generally apply to all payments (including coupon payments) received by you or upon the sale, exchange or other disposition of a note, unless you are an exempt recipient such as a corporation. Backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, a certification of exempt status, or if you fail to comply with applicable certification requirements.

If you are a non-United States holder of notes, we must report annually to the Internal Revenue Service and to you the amount of all payments paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such coupon payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, you will not be subject to backup withholding with respect to payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you provide your name and address on an IRS Form W-8BEN and certify, under penalties of perjury, that you are not a United States holder. Alternative documentation may be applicable in some situations. Special certification rules apply to holders that are pass-through entities. In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a note made within the United States or conducted through United States-related financial intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States holder, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 67-1 or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 67-1 or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 67-1 and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the CVM and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 67-1 or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 67-1 and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 67-1 nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 67-1, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Unless otherwise specified in the applicable terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose Underlying Indexes include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in coupons" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose Underlying Indexes include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor, the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available, or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any coupons therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws or rules.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.